EXHIBIT 99.8

Consent of the Independent Auditor

We consent to the use of our report dated February 20, 2018 relating to the consolidated financial statements of Alio Gold Inc. in this Annual Report on Form 40-F of Alio Gold Inc. for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 14, 2018